Exhibit 99.1

Third Quarter Report to Shareholders

www.canadalife.com

Canada Life Reports Growth in Third Quarter Results Despite Challenging Markets

Financial Highlights — Unaudited

				As at or
	For the three months			for the nine months
	ended September 30			ended September 30
(in millions of Canadian dollars except			%			%
per share and percentage amounts)	2002	2001	Change	2002	2001	Change

PERFORMANCE MEASURES
Common shareholders’ net income	$114	$91	25	$359	$304	18
Basic earnings per common share	$0.71	$0.57	25	$2.24	$1.90	18
Book value per common share				$22.64	$20.10	13
12 month return on common shareholders’ equity(1)				11.6%	13.2%
MCCSR ratio(2)				214%	184%

PREMIUMS, PREMIUM EQUIVALENTS AND NEW DEPOSITS
General fund premiums	$1,561	$1,335	17	$4,291	$3,986	8
Segregated funds deposits	862	917	(6)	2,795	2,990	(7)
ASO premium equivalents and other deposits(3)	389	499	(22)	1,601	1,538	4

Total	$2,812	$2,751	2	$8,687	$8,514	2

ASSETS UNDER ADMINISTRATION
General fund				$36,663	$34,326	7
Segregated funds				20,776	20,093	3

				57,439	54,419	6
Other assets(3)				7,725	8,187	(6)

Total				$65,164	$62,606	4

Notes:

(1)	Return on common shareholders’ equity is calculated by dividing common shareholders’ net income for the 12 months ended September 30 by the average shareholders’ equity for 12 months ended September 30.

(2)	Minimum Continuing Capital and Surplus Requirements (MCCSR) is calculated in accordance with capital standards set by the Company’s primary regulator, the Office of Superintendent of Financial Institutions, Canada.

(3)	Other deposits are included in other assets administered by the Company on behalf of third parties and are not included in general or segregated funds of the Company.

November 6, 2002 (Toronto, Canada) — Canada Life Financial Corporation (the Company) reported common shareholders’ net income of $114 million or $0.71 per share for the third quarter of 2002 and $359 million or $2.24 per share for the nine months ended September 30, 2002, up 25% and 18%, respectively, over the comparable periods in 2001. Excluding the $15 million provision taken in the third quarter of 2001 for September 11, 2001 and adjusting for the impact of the change in accounting standards in 2002 whereby goodwill is no longer amortized, common shareholders’ net income for 2001 was $113 million for the quarter and $338 million for the nine months ended September 30, 2001. This growth in earnings was realized despite dramatic decreases in global equity markets and the overall challenging investment climate.

Stock market indices in Canada, the United States and the United Kingdom, as at September 30, 2002, were on average 18% lower than September 30, 2001 and 17% lower than June 30, 2002. The negative impact of the declines in markets on earnings was $13 million for the quarter and $21 million year to date compared with the same periods last year and $20 million compared with the second quarter of this year.

Return on common shareholders’ equity was 11.6% for the 12 months ended September 30, 2002. Excluding the provision for September 11th taken in 2001, return on common shareholders’ equity for the 12 months ended September 30, 2002 was 13.4%, down from the 13.7% for the 12 months ended September 30, 2001 on a comparable basis.

At its meeting today, the Board of Directors approved a quarterly dividend of $0.15 per common share, payable December 31, 2002 to shareholders of record at the close of business on November 22, 2002.

The Board of Directors also declared a dividend of $0.390625 on each outstanding Class B Preferred Share, payable on December 31, 2002 to shareholders of record at the close of business on November 22, 2002.

Canada Life Financial Corporation — Third Quarter Report 2002          1

Premiums, premium equivalents and new deposits of $2,812 million for the quarter were up $61 million or 2% over the comparable period in 2001. General fund premium revenue of $1,561 million for the quarter was up $226 million or 17% over the comparable period in the prior year, primarily as a result of continued strong payout annuity sales in the United Kingdom and Canada, growth in group protection in the United States and growth in life reinsurance. Segregated funds deposits decreased $55 million or 6% in the quarter as compared to the same period in the prior year as a result of global stock market volatility in the third quarter of this year. ASO premium equivalents and other deposits of $389 million for the third quarter decreased $110 million as compared to the same quarter in the prior year, primarily as a result of a large one-time deposit in 2001 that did not recur this year.

The quality of the Company’s $35,261 million general fund invested asset portfolio remained high throughout the quarter and, in particular, the bond portfolio was maintained at an A+ rating overall. We did not experience any significant credit problems during the quarter, and specific investment provisions and write-offs expensed in the quarter were a modest $8 million despite a challenging credit environment.

Assets under administration were $65,164 million as at September 30, 2002, an increase of $2,558 million or 4% over the same date last year. The increase was the result of new business growth over the past year and the strengthening of the U.S. dollar, British pound and Euro against the Canadian dollar.

The Company’s measure of capital adequacy for regulatory purposes, as quantified by its Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio, was 214% at the end of the third quarter as compared to the 212% reported at the end of the second quarter of 2002. The Company’s MCCSR ratio is up from 184% reported for the end of the third quarter of 2001 primarily due to the additional capital raised in December 2001 and March 2002.

We remain focussed on keeping general expenses in 2002 at the same level as 2001, excluding the impact of acquisitions and non-recurring charges. During this quarter, general expenses increased $15 million or 8% as compared to the same quarter last year due in part to timing of expenses in 2001. Expenses were higher in absolute terms as a result of ongoing costs related to the direct affinity marketing operation acquired in Canada during the fourth quarter of 2001, business growth in the Republic of Ireland, $4 million of one-time costs related to restructuring in Canada and the United States, and the strengthening of foreign currencies against the Canadian dollar. Despite the increase in the quarter, general expenses for the nine months ended September 30, 2002 were $565 million, less than 1% higher than the same period last year.

The Company expects the return on equity to be within its objective of 13.5% to 14.5% by the end of fiscal 2002, but at the lower end of the range if equity markets remain at the levels of September 30, 2002. Top line growth as measured by the increase in premiums, premium equivalents and new deposits is expected to show low single digit growth for the full year 2002 over 2001.

The performance this quarter demonstrates the benefits of our ongoing commitment to meeting stringent operational and financial goals. Our focus on and ability to leverage strengths and opportunities, including people skills and cross-border business line experience in selected markets, are significant determinants of our drive to serve our customers effectively and cost-efficiently and to increase shareholder value. The appointments of Bill Acton as President and Chief Operating Officer of the Company, and his successor as head of the Canadian Division, Don Gallagher, formerly of our Irish Division, are two key examples of the depth of talent that will allow us to keep building the Company for the future.

/s/ DAVID A. NIELD

David A. Nield
Chairman and Chief Executive Officer

(As reported on November 6, 2002)

This report provides management with the opportunity to discuss the financial performance and condition of the Company and, as such, may contain forward-looking statements about the Company, including its business operations and strategy and expected financial performance and condition. Statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about the future events and are subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance and the Company has no specific intentions to update these statements whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned against undue reliance on these forward-looking statements. Actual events and results could differ materially from those expressed or implied by the forward-looking statements made by the Company due to, but not limited to, important factors such as general economic and market factors, interest rates, equity markets, business competition and changes in government regulations.

Canada Life Financial Corporation — Third Quarter Report 2002          2

PROGRESS AGAINST OBJECTIVES — THIRD QUARTER 2002 HIGHLIGHTS

1.   Exploit proven capability to make value-added acquisitions

•	On October 1, 2002, the previously announced agreement with Royal & SunAlliance Insurance Group plc to acquire that company’s group life and long term disability insurance business in the United Kingdom was completed. This acquisition has made us the market leader in group life insurance in the United Kingdom with approximately 30% of the market and that country’s second largest provider of group income protection (disability) insurance with approximately 21.5% of the market. This transaction is expected to be accretive to earnings in 2003.

•	On October 31, 2002, we completed the transaction to acquire CNA Life Insurance Company of Canada, a leading provider of preferred term life insurance products in Canada. This acquisition will add greater economies of scale for this line of business overall.

2.   Build strong market positions in selected businesses

•	Despite volatile global stock markets, the Company recorded strong general fund annuity growth in the third quarter with a 21% increase over the prior period. This outcome was driven by sales activity in both Canada and the United Kingdom.

•	Group protection posted strong premium gains in Canada, the United Kingdom and the United States.

•	Continued strong sales growth in Germany with more than 2,000 policies sold in the third quarter for more than 6,000 policies sold year to date compared to 4,161 policies sold for the entire year 2001.

3.   Maximize near-term profitability through expense efficiency, tax management and reinsurance

•	During the quarter, we announced our intention to close the Financial Consultancy sales force in the United Kingdom. While no material impact is expected on shareholders’ net income, expenses will rise in the fourth quarter of 2002. In 2003, expenses are expected to be lower.

•	We successfully transferred approximately 90 full-time support staff positions from Atlanta to Regina. This move is expected to reduce the Company’s expenses in 2003.

•	Our effective tax rate dropped to 23.7% in the third quarter of 2002 compared to 29.3% for the same period last year as a result of a write-down of future tax assets last year and lower tax liabilities this year.

4.   Achieve strong market positions by leveraging processes and infrastructure throughout the Company

•	A formalized, customer-centric approach to process improvement is being deployed in our Canadian division. We have successfully streamlined processes while achieving increased customer satisfaction and productivity improvements. This approach, as well as the streamlined process designs, are now being shared with the other divisions in the Company.

5.   Deliver continuous improvement in financial performance

•	Year-over-year growth in common shareholders’ net income.

•	General fund invested asset portfolio quality remains high with an A+ rating overall for the bond portfolio and relatively modest provisions and write-offs of $8 million expensed in the third quarter, consistent with experience in the second quarter of this year despite a challenging credit environment.

Canada Life Financial Corporation — Third Quarter Report 2002          3

REVIEW OF OPERATING PERFORMANCE

Common shareholders’ net income for the third quarter of 2002 was $114 million, up $23 million over the comparable quarter last year. Common shareholders’ net income year to date was $359 million, up 18% over the comparable period in the prior year. The return on common shareholders’ equity for the 12 months ended September 30, 2002, excluding the September 11 provision set up last year, was 13.4%, down from the 13.7% reported for the 12 months ended September 30, 2001.

The year-over-year increase in common shareholders’ net income of $23 million for the quarter ended and $55 million for the year-to-date period ended September 30, 2002 was primarily the result of:

	VARIANCE TO PRIOR YEAR

(in millions of Canadian dollars)	Third Quarter	Year to date

Mortality and morbidity experience	$(3)	$18
General expense efficiencies	3	17
Net investment spreads and other	10	(6)
Impact of declines in global stock markets	(13)	(21)
Write-down in 2001 of future tax assets relating to lower tax rates	4	13

Increase in common shareholders’ net income before the following:	$1	$21
Impact of September 11, 2001	15	15
Goodwill amortization	7	19

Increase in common shareholders’ net income	$23	$55

Excluding the $15 million provision taken in the third quarter of 2001 for September 11th claims and adjusting for the impact of the change in accounting for goodwill, shareholders’ net income for the quarter was up slightly over the comparative quarter in the previous year and remained well ahead of last year on a year-to-date basis.

We experienced some adverse mortality and morbidity experience in the United Kingdom and Ireland during the quarter, the impact of which was offset principally by continuing improvement in expense efficiency and favourable investment spreads. Stock market indices in Canada, the United States and the United Kingdom as at September 30, 2002 were on average 18% lower than September 30, 2001 and 17% lower than June 30, 2002. This has had an adverse impact on net investment income, fee-based revenues and actuarial liabilities. The impact on shareholders’ net income was $13 million relative to the third quarter of last year and $20 million compared with the second quarter of this year. A write-down of tax assets in 2001 resulting from changes in statutory tax rates in Canada has favourably impacted the increase in year-over-year shareholders’ net income.

Premiums, premium equivalents and new deposits of $2,812 million for the third quarter were up $61 million or 2% over the comparable period in 2001. General fund premium revenue of $1,561 million for the quarter was up $226 million from the prior year as a result of continuing strong sales of payout annuities in the United Kingdom and Canada, growth in group protection in the United States and growth in life reinsurance. Segregated funds deposits of $862 million for the third quarter decreased by $55 million from the third quarter of 2001, primarily due to global stock market declines. ASO premium equivalents and other deposits of $389 million for the third quarter decreased $110 million as compared to the same quarter in the prior year, primarily as a result of a large one-time deposit in 2001 that did not recur this year.

Assets under administration were $65,164 million as at September 30, an increase of $2,558 million or 4% over the same date last year but down $285 million from the end of the second quarter of 2002. Segregated funds assets of $20,776 million were up $683 million from the same date last year but dropped by $1,153 million from the end of the second quarter of this year as a result of the decline in global stock markets, which was partially offset by the strengthening of the British pound and the Euro against the Canadian dollar. General fund assets of $36,663 million increased by $2,337 million from September 30 last year and up $1,422 million from June 30, 2002 as a result of general business growth and the strengthening of the British pound, U.S. dollar and Euro against the Canadian dollar.

Asset quality — The quality of the Company’s general fund invested asset portfolio remained high throughout the quarter. The average rating for our $20,933 million bond portfolio remained at A+ at quarter end, unchanged from that at September 2001. The net carrying value of impaired investments as at September 30, 2002 was $102 million, a decrease of $49 million or 32% compared to September 30, 2001. The reduction was largely due to recoveries, redemptions, and sales of impaired bonds and mortgage positions. The change in provisions for losses on invested assets, together with write-offs and realized losses expensed in the consolidated statement of net income, for the quarter was $8 million. In addition to specific investment provisions for current asset impairments, the Company provides for potential future asset defaults through the reduction of the assumed investment yields used in the calculation of actuarial liabilities.

Capital management — The Company’s measure of capital adequacy for regulatory purposes, as quantified by its MCCSR ratio, increased to 214% as compared to the 212% reported at the end of the second quarter of this year. The Company’s MCCSR ratio is well above the 184% reported at the end of the third quarter of 2001 primarily as a result of the additional capital raised since that time.

Canada Life Financial Corporation — Third Quarter Report 2002          4

PERFORMANCE BY BUSINESS SEGMENT

Financial Performance by Operating Division

					International
		United	United	Republic	and
(in millions of Canadian dollars)	Canada	Kingdom	States	of Ireland	Reinsurance	Corporate	Total

For the three months ended September 30
2002
Shareholders’ net income (loss)	$47	$44	$21	$5	$3	$(4)	$116

Premiums, premium equivalents and new deposits
General fund premiums	$541	$422	$459	$38	$101	$—	$1,561
Segregated funds deposits	249	370	67	176	—	—	862
ASO premium equivalents and other deposits	377	11	—	—	1	—	389

	$1,167	$803	$526	$214	$102	$—	$2,812

2001
Shareholders’ net income (loss)	$48	$28	$14	$13	$(12)	$—	$91

Premiums, premium equivalents and new deposits
General fund premiums	$457	$269	$450	$78	$81	$—	$1,335
Segregated funds deposits	307	513	12	84	1	—	917
ASO premium equivalents and other deposits	477	22	—	—	—	—	499

	$1,241	$804	$462	$162	$82	$—	$2,751

As at or for the nine months ended September 30
2002
Shareholders’ net income (loss)	$140	$115	$74	$24	$14	$(1)	$366

Premiums, premium equivalents and new deposits
General fund premiums	$1,478	$1,080	$1,351	$105	$277	$—	$4,291
Segregated funds deposits	1,019	1,142	138	495	1	—	2,795
ASO premium equivalents and other deposits	1,555	44	—	—	2	—	1,601

	$4,052	$2,266	$1,489	$600	$280	$—	$8,687

Assets under administration
General fund	$14,181	$9,019	$11,102	$1,162	$1,199	$—	$36,663
Segregated funds	7,038	10,279	629	2,826	4	—	20,776
Other assets	7,154	559	—	—	12	—	7,725

	$28,373	$19,857	$11,731	$3,988	$1,215	$—	$65,164

2001
Shareholders’ net income (loss)	$123	$92	$61	$27	$(2)	$3	$304

Premiums, premium equivalents and new deposits
General fund premiums	$1,407	$773	$1,273	$295	$238	$—	$3,986
Segregated funds deposits	1,080	1,515	31	363	1	—	2,990
ASO premium equivalents and other deposits	1,470	68	—	—	—	—	1,538

	$3,957	$2,356	$1,304	$658	$239	$—	$8,514

Assets under administration
General fund	$13,989	$7,288	$10,710	$1,500	$839	$—	$34,326
Segregated funds	7,252	10,246	680	1,911	4	—	20,093
Other assets	7,598	578	—	—	11	—	8,187

	$28,839	$18,112	$11,390	$3,411	$854	$—	$62,606

Canada Life Financial Corporation — Third Quarter Report 2002          5

CANADIAN DIVISION

Shareholders’ net income of $47 million for the third quarter was $1 million less than the comparable quarter in 2001. The benefits of premium revenue growth, improved operational efficiencies, improvements in our asset and liability matching program and a lower effective tax rate as a result of a write-down of tax assets in 2001 that did not recur in 2002 were not enough to offset the impact of stock market declines during the quarter. Shareholders’ net income for the nine months ended September 30, 2002 has increased $17 million or 14% over the comparable period last year.

General expenses were $7 million higher than the comparable quarter last year due to ongoing costs related to the direct affinity marketing operation acquired in the fourth quarter of 2001 and continued investment in new administration systems, partially offset by the benefits of the new systems in the Division’s individual insurance operations. Third quarter expenses included $2 million of one-time restructuring expenses, primarily within technology support areas.

Premiums, premium equivalents and new deposits were $1,167 million for the quarter, 6% below the comparable period last year. General fund premiums of $541 million in the third quarter of 2002 grew $84 million over 2001 primarily due to strong guaranteed and payout annuity sales and an increase in group health premiums. Segregated funds deposits of $249 million in the quarter decreased by $58 million over the prior year period, mainly in group savings due to fewer cases coming to the market and customers’ preference shifting away from equity markets as a result of poor market conditions. Other deposits and ASO business of $377 million declined by $100 million from 2001 primarily due to a one-time large deposit last year that did not recur this year.

Assets under administration of $28,373 million as at September 30, 2002 decreased by $466 million from the same date last year. Total general fund assets of $14,181 million increased $192 million as a result of general business growth, while segregated funds assets of $7,038 million decreased by $214 million compared to the third quarter in 2001, consistent with stock market declines. At September 30, 2002, the S&P/TSX index had declined 10% and 14% since September 30, 2001 and June 30, 2002, respectively. Other assets under administration of $7,154 million decreased $444 million from prior year period levels as a result of lower stock markets.

Outlook — We have achieved key milestones in our “pursuit of Business Excellence” journey by receiving the National Quality Institute’s Progressive Excellence Program (PEP) Level 2 Certification. Building on the commitment established to receive Level 1 in 2001, the second level indicates that we have moved closer to our achievement of business excellence by developing and implementing approaches that will increase customer satisfaction and operational effectiveness. This positions us to achieve increased levels of profitable top line growth in the future.

Aligned with our pursuit of Business Excellence is our formalized, customer-centric approach to process improvement. We have successfully streamlined processes, while achieving increased customer satisfaction and productivity improvements. Our approach, as well as the streamlined process designs, are now being shared with the other Divisions in the Company.

On October 31, 2002, we completed the acquisition of CNA Life Insurance Company of Canada. We are currently working to ensure a smooth and seamless transition for brokers and policyholders. This acquisition is expected to be accretive to earnings in 2003.

UNITED KINGDOM DIVISION

Shareholders’ net income of $44 million for the third quarter increased by $16 million over the comparable period last year. The increase was the result of continued strong growth in the group annuity business generating higher net investment income and higher fee income in the Company’s Isle of Man subsidiary due to an increase in assets and the strengthening of the British pound against the Canadian dollar. Other expenses have decreased $4 million in the third quarter of 2002 compared to the prior year period due to goodwill, which is no longer amortized under the new accounting recommendations adopted January 1, 2002.

Premiums, premium equivalents and new deposits of $803 million for the quarter were $1 million less than the comparable quarter last year. General fund premiums of $422 million for the third quarter increased by $153 million from the prior year period mainly due to continued strong payout annuity sales. Lower United Kingdom equity markets have continued to impact sales in wealth management, particularly in segregated funds. Despite this influence, excluding a large one-time sale in the Company’s Isle of Man subsidiary in the third quarter of last year, segregated funds deposits of $370 million were at a similar level to the third quarter last year.

Assets under administration grew to $19,857 million at quarter end, up $1,745 million from the comparable date last year. Total general fund assets of $9,019 million increased $1,731 million from the same date last year, due to strong group annuity sales for the last 12 months and the strengthening of the British pound against the Canadian dollar. Segregated funds assets of $10,279 million were up $33 million from the same date last year, as a result of growth in net premium deposits in the 12 months and the strengthening of the British pound against the Canadian dollar and despite the year-over-

Canada Life Financial Corporation — Third Quarter Report 2002          6

year decline in the stock markets. The U.K. FTSE 100 at quarter end has dropped by 24% since the end of the third quarter of 2001 and 20% since June 30, 2002.

Outlook — The transaction to acquire Royal & SunAlliance’s group life and long term disability insurance business was completed on October 1, 2002. The process of integrating this business into our existing group business has begun and is expected to be completed by the end of 2003. The acquisition will add to premium revenue in the group life and group protection funds. The acquisition is expected to be neutral to net income for the remainder of 2002 and to be accretive to net income in 2003 and beyond.

Effective November 1, 2002, the Company ceased operating the Financial Consultancy sales force in the United Kingdom. This strategic step follows a steady decline of both sales and consultant numbers over the past four years driven by increasing regulatory and market pressures. Cost savings from this closure are expected in 2003. We will now focus on selling products through an Independent Financial Advisor network. While no material impact is expected on shareholders’ net income, expenses will rise in the fourth quarter of 2002.

UNITED STATES DIVISION

Shareholders’ net income of $21 million for the third quarter increased by $7 million or 50% from the third quarter of 2001. Positive mortality experience, good expense management and increases in investment performance resulting from continued asset and liability matching programs were the key contributing factors to the increase in earnings. Third quarter expenses included a one-time cost of $2 million to relocate support service positions to Regina, which is discussed in further detail below. While group protection results were consistent with the third quarter of 2001, in the current economic environment there have been increases in new disability claims, resulting in the deterioration of the positive group protection earnings reported in the first two quarters of 2002. Year-to-date shareholders’ net income of $74 million increased $13 million or 21% over the comparable period last year.

Premiums, premium equivalents and new deposits of $526 million for the third quarter were up $64 million or 14% from the comparable period last year. General fund premiums of $459 million increased by $9 million or 2% over the third quarter of 2001. This increase was primarily a result of strong organic growth in group protection and fixed annuity premiums, somewhat offset by a decrease in GIC sales. Segregated funds deposits of $67 million rose by $55 million from the third quarter in 2001, resulting from enhanced variable annuity fund offerings.

Assets under administration increased by $341 million to $11,731 million as at September 30, 2002 from the comparable date last year. Total general fund assets of $11,102 million as at September 30, 2002 increased by $392 million from the third quarter last year, primarily due to organic business growth in the individual fixed annuity and individual insurance product lines. Segregated funds assets of $629 million as at September 30, 2002 decreased by $51 million from the comparable date last year due to stock market declines. At September 30, 2002, the S&P’s 500 index declined 22% and 18% compared to September 30, 2001 and June 30, 2002, respectively.

Outlook — In the second quarter of 2002, we made plans to relocate approximately 90 full-time support service positions to the Company’s Western Headquarters in Regina from Atlanta. This move was successfully completed during the third quarter of 2002. Associated expense savings will occur in 2003. To improve group protection profitability, re-pricing and claims management initiatives will continue.

REPUBLIC OF IRELAND DIVISION

Shareholders’ net income of $5 million for the third quarter of 2002 was $8 million lower than the third quarter last year. Third quarter 2002 earnings, relative to 2001, have been adversely impacted by movements in the stock markets and a release in 2001 of some mortality and lapse margins that did not recur this year.

Premiums, premium equivalents and new deposits of $214 million for the third quarter of 2002 have increased from $162 million as compared to the same quarter last year. This was due to higher premium income from the government sponsored “Special Savings Incentive Accounts” and the strengthening of the Euro relative to the Canadian dollar.

With new actuarial standards introduced in 2001, the “Unitized with Profit Fund” business was reclassified from the general fund to segregated funds business. The transfer of this business had no impact on net income, but changes year-over-year comparability of general and segregated funds premiums and assets as prior periods have not been restated. The “Unitized with Profit” premiums included in the segregated funds deposits were $43 million this quarter and $154 million year to date compared to $43 million in the third quarter and $180 million year to date included in general fund premiums for the comparable periods in 2001.

Our operation in Germany performed well in the quarter. Sales have continued to grow and more than 6,000 policies have been sold year to date September 30, 2002 compared to 4,161 policies sold for the full year 2001.

Canada Life Financial Corporation — Third Quarter Report 2002          7

Assets under administration grew to $3,988 million, up $577 million from the comparable date last year. This was principally due to the strengthening of the Euro relative to the Canadian dollar, and general business growth, partially offset by adverse movements in the stock market. At September 30, 2002, the Irish Stock Exchange declined 23% and 19% compared to September 30, 2001 and June 30, 2002, respectively.

As a result of the change to the classification of “Unitized with Profit Fund” mentioned above, the split of general fund assets and segregated funds assets has changed from the third quarter 2001. After adjusting for this, the total general fund assets in the third quarter 2001 were $1,002 million and had increased to $1,154 million by the end of the third quarter 2002.

Outlook — We are focusing development efforts in Ireland on pensions, protection and guaranteed products to replace the sales of equity backed products that have declined due to a decline in the stock market.

Pensions is a rapidly growing market and an area where we have grown more quickly than our competitors. We will continue to focus on this area for future growth. New government regulations are likely to extend this market further with the development of a new type of product called the Personal Retirement Savings Account. We will use this opportunity to enhance our existing product line to achieve the desired market place growth.

We are also focusing on growth in the German marketplace and have significant success to date this year. We will continue to improve on this performance by increasing the number of supporting brokers, working with key distribution channels and expanding our product range.

INTERNATIONAL AND REINSURANCE DIVISION

Shareholders’ net income of $3 million for the third quarter was comparable with the prior year, excluding the $15 million after-tax provision established for September 11th claims. Improved morbidity experience in the run-off accident and health reinsurance was offset by worse than expected morbidity experience in our Caribbean group health business. For September 11, 2001 claims we continue to hold an overall provision at the level established in the fourth quarter of 2001, although actual claims payments are occurring at a slower pace than originally estimated.

Premiums, premium equivalents and new deposits of $102 million for the third quarter were up $20 million or 24% from the prior year. The increase was as a result of growth in the life reinsurance line of business, partially offset by a decrease in premiums from the run-off of accident and health reinsurance business.

Assets under administration of $1,215 million increased $361 million or 42% over the comparable date last year due to general growth in business.

Outlook — During the remainder of 2002, our life reinsurance operations will focus on expanding our client base and increasing our market share in the United States while continuing to pursue new business opportunities through Canada Life International Re Ltd.

Canada Life Financial Corporation — Third Quarter Report 2002          8

Consolidated Statements of Net Income — Unaudited

	Three months		Nine months
For the period ended September 30
(in millions of Canadian dollars, except per share amounts)	2002	2001(1)	2002	2001(1)

REVENUES
Premiums
Participating insurance and annuities	$181	$162	$586	$573
Non-participating:
Annuities	737	611	1,787	1,705
Individual life and health insurance	134	127	389	385
Group life and health insurance	447	394	1,360	1,200
Reinsurance	62	41	169	123

	1,561	1,335	4,291	3,986
Net investment income	496	452	1,554	1,575
Fee and other income	131	117	404	344

	2,188	1,904	6,249	5,905

EXPENDITURES
Payments to policyholders and beneficiaries
Life, health and general benefits	626	457	1,586	1,327
Annuity payments	340	314	998	919
Maturities, surrender payments and other	335	405	1,025	1,336
Participating policyholder dividends	73	71	222	220

	1,374	1,247	3,831	3,802
Increase in actuarial liabilities	302	217	869	690
Commissions	134	109	381	331
General expenses	192	177	565	561
Premium and other taxes	17	4	49	38
Interest expense	9	10	29	29
Non-controlling interest in subsidiary (note 3)	8	—	17	—
Goodwill expense (note 2(a)(ii))	—	7	—	19

	2,036	1,771	5,741	5,470

Net income before income tax provision	152	133	508	435
Income tax provision	36	39	142	141

Net income including participating policyholders’ net income (loss)	116	94	366	294
Participating policyholders’ net income (loss)	—	3	—	(10)

Shareholders’ net income	$116	$91	$366	$304
Preferred share dividends	2	—	7	—

Common shareholders’ net income	$114	$91	$359	$304

Average number of common shares outstanding (millions)
Basic	160.4	160.4	160.4	160.4
Diluted	160.4	160.7	160.4	160.7

Earnings per common share
Basic	$0.71	$0.57	$2.24	$1.90
Diluted	$0.71	$0.57	$2.24	$1.89

(1)	As restated, see note 1.

(See accompanying notes)

Canada Life Financial Corporation — Third Quarter Report 2002          9

Consolidated Balance Sheets — Unaudited

		As at

	September 30	December 31	September 30(1)
(in millions of Canadian dollars)	2002	2001	2001

ASSETS
General fund
Invested assets
Bonds	$20,933	$19,046	$19,073
Mortgages	7,845	7,996	7,947
Common and preferred stocks	1,960	2,475	2,361
Real estate	1,050	941	964
Policy loans	1,124	1,070	1,036
Short-term investments	125	149	150
Cash and cash equivalents	1,705	993	545
Other	519	775	612

Total invested assets	35,261	33,445	32,688
Premiums receivable	132	123	136
Investment income due and accrued	434	369	473
Goodwill (note 2(a)(ii))	137	137	143
Other assets	699	877	886

Total general fund	$36,663	$34,951	$34,326

Segregated funds	$20,776	$22,090	$20,093

LIABILITIES AND EQUITY
General fund
Policy liabilities
Actuarial liabilities	$27,835	$27,169	$26,835
Benefits payable and provision for unreported claims	680	645	537
Policyholders’ amounts left on deposit	444	426	419
Provision for future policyholder dividends and experience rating refunds	377	372	362

Total policy liabilities	29,336	28,612	28,153
Net deferred gains	1,458	1,491	1,471
Other liabilities	1,050	875	894

	31,844	30,978	30,518

Subordinated debentures	550	550	550

Non-controlling interest in subsidiary (note 3)	450	—	—

Equity
Participating policyholders’ equity	43	40	34
Shareholders’ equity
Preferred shares (note 4)	145	145	—
Common shares (note 4)	317	317	317
Total retained earnings	3,314	2,921	2,907

Total equity	3,819	3,423	3,258

Total general fund	$36,663	$34,951	$34,326

Segregated funds	$20,776	$22,090	$20,093

(1)	As restated, see note 1.

(See accompanying notes)

Canada Life Financial Corporation — Third Quarter Report 2002          10

Consolidated Statements of Equity — Unaudited

For the nine months ended September 30 (in millions of Canadian dollars)	2002	2001(1)

PARTICIPATING POLICYHOLDERS’ EQUITY
Balance, beginning of period	$41	$45
Participating policyholders’ net loss	—	(10)

Balance, end of period	41	35

Currency translation account
Balance, beginning of period	(1)	(1)
Change for the period	3	—

Balance, end of period	2	(1)

Total participating policyholders’ equity	$43	$34

SHAREHOLDERS’ EQUITY
Share capital
Preferred shares
Balance, beginning and end of period	$145	$—
Common shares
Balance, beginning and end of period	$317	$317

Retained earnings
Balance, beginning of period	$2,910	$2,652
Shareholders’ net income	366	304
Dividends paid to preferred shareholders	(7)	—
Dividends paid to common shareholders	(72)	(63)
Issuance costs (note 3)	(5)	—

Balance, end of period	3,192	2,893

Currency translation account
Balance, beginning of period	11	(77)
Change for the period	111	91

Balance, end of period	122	14

Total retained earnings	$3,314	$2,907

Total equity	$3,819	$3,258

(1)	As restated, see note 1.

(see accompanying notes)

Canada Life Financial Corporation — Third Quarter Report 2002          11

Consolidated Statements of Cash Flows — Unaudited

	Three months		Nine months
For the period ended September 30
(in millions of Canadian dollars)	2002	2001(1)	2002	2001(1)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income including participating policyholders’ net income (loss)	$116	$94	$366	$294
Items not affecting cash and cash equivalents
Increase in actuarial liabilities and other policy liabilities	290	268	226	769
Amortization of net deferred gains and amortization of net discounts on bonds and mortgages	(43)	14	(155)	(119)
Other, including future income taxes	(6)	24	1	95

	357	400	438	1,039

Net change in other operating assets and liabilities
Other assets	146	(74)	63	(81)
Other liabilities	(117)	(98)	159	(115)

	29	(172)	222	(196)

Increase due to operating activities	386	228	660	843

CASH FLOWS FROM INVESTING ACTIVITIES
Sales, maturities and scheduled redemptions of:
Bonds	3,121	6,680	11,101	13,896
Mortgages	507	442	1,449	1,353
Common and preferred stocks	254	126	996	435
Real estate	4	7	36	24
Other investments	130	53	317	103
Purchases of:
Bonds	(3,110)	(7,104)	(12,414)	(14,803)
Mortgages	(483)	(507)	(1,236)	(1,513)
Common and preferred stocks	(221)	(114)	(479)	(773)
Real estate	(5)	(31)	(81)	(104)
Other investments	(17)	(31)	(54)	(120)
Net short-term investments	9	(22)	24	218
Net policy loans	(8)	2	(54)	(16)

Increase (decrease) due to investing activities	181	(499)	(395)	(1,300)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Canada Life Capital Securities, net (note 3)	—	—	445	—
Dividends paid to shareholders	(26)	(21)	(79)	(63)

Increase (decrease) due to financing activities	(26)	(21)	366	(63)

Effect of changes in exchange rates on cash and cash equivalents	85	33	81	14

Net increase (decrease) in cash and cash equivalents for the period	626	(259)	712	(506)
Cash and cash equivalents, beginning of period	1,079	804	993	1,051

Cash and cash equivalents, end of period	$1,705	$545	$1,705	$545

Supplementary disclosure of cash flow information:
Interest paid on subordinated debentures, other liabilities and Canada Life Capital Securities	$17	$10	$46	$29
Income taxes paid, net of refunds	$30	$74	$81	$152

(1)	As restated, see note 1.

(see accompanying notes)

Canada Life Financial Corporation — Third Quarter Report 2002          12

Consolidated Statements of Changes in Segregated Funds — Unaudited

	Three months		Nine months
For the period ended September 30
(in millions of Canadian dollars)	2002	2001	2002	2001

ADDITIONS TO SEGREGATED FUNDS
Deposits and transfers from the general fund	$862	$917	$2,795	$2,990
Reclassifications from the general fund and transfer of seed money	—	—	664	—
Net investment income	110	73	338	253
Impact of change in currency exchange rates	846	1,089	966	405

	1,818	2,079	4,763	3,648

DEDUCTIONS FROM SEGREGATED FUNDS
Withdrawals, benefit payments and transfers to the general fund	578	422	1,758	1,615
Operating expenses	89	97	291	280
Tax recovery	(3)	(76)	(13)	(123)
Net decrease in fair value of investments	2,307	2,648	4,041	4,166

	2,971	3,091	6,077	5,938

Net deduction from segregated funds for the period	(1,153)	(1,012)	(1,314)	(2,290)
Segregated funds, beginning of period	21,929	21,105	22,090	22,383

Segregated funds, end of period	$20,776	$20,093	$20,776	$20,093

(see accompanying notes)

Consolidated Statements of Segregated Funds Net Assets — Unaudited

	As at

	September 30	December 31	September 30
(in millions of Canadian dollars)	2002	2001	2001

Bonds	$2,553	$2,219	$2,445
Mortgages	8	8	8
Common and preferred stocks	15,800	17,769	15,637
Real estate	874	788	765
Cash and short-term investments	1,715	1,536	1,334
Investment income due and accrued	30	20	40
Tax asset (liability)	(26)	(61)	41
Due to brokers and others	(178)	(189)	(177)

	$20,776	$22,090	$20,093

Canada Life Financial Corporation — Third Quarter Report 2002          13

Notes to the Interim Consolidated Financial Statements — Unaudited
For the three and nine months ended September 30, 2002

1.	ACCOUNTING POLICIES — AS PER THE 2001 ANNUAL REPORT

The interim Consolidated Financial Statements for Canada Life Financial Corporation (the Company) should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2001, as set out in the 2001 Annual Report. The significant accounting policies followed in the preparation of these interim Consolidated Financial Statements are consistent with those found in the 2001 Annual Report except as described in note 2 below.

During the fourth quarter of 2001, the Company adopted the new Standards of Practice for the Valuation of Policy Liabilities of Life Insurers issued by the Canadian Institute of Actuaries. For further information see note 2(a) to the Consolidated Financial Statements included in the 2001 Annual Report. This change has resulted in an increase in shareholders’ net income of $16 million and $39 million for the three and nine months ended September 30, 2001, respectively, and a decrease of $181 million in shareholders’ equity as at September 30, 2001 from what was originally reported.

2.	ACCOUNTING POLICY AND OTHER CHANGES

(a)	Accounting Policy Changes

(i)	Stock-based Compensation and Other Stock-based Payments

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants’ (CICA) new recommendations for Stock-based Compensation and Other Stock-based Payments, which allow for the use of either the fair value or intrinsic value methods to account for certain stock-based compensation agreements. The Company has adopted these recommendations retroactively without restatement of prior periods as the restatements are not material to the Consolidated Financial Statements. The Company uses the intrinsic value method of accounting for such awards, under which no compensation expense is recognized for stock options where the exercise price is equivalent to the closing market price of the Company’s shares on the Toronto Stock Exchange the day prior to the option grant date. The new recommendations also require that stock appreciation rights (SARs) that can be settled in cash be recorded as liabilities for the excess of the market value of the shares over the exercise price.

(ii)	Business Combinations, Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted prospectively the new recommendations for Goodwill and Other Intangible Assets issued by the CICA. Under the new recommendations, all goodwill and intangible assets with indefinite lives ceased to be amortized to shareholders’ net income. Goodwill and intangible assets with indefinite lives are subject to a periodic impairment review to test whether the fair value remains greater than, or equal to, book value. Any excess of book value over fair value is charged to general expenses on the Consolidated Statements of Net Income in the period in which the impairment has been determined. The Company has completed its impairment testing on the goodwill balance as at December 31, 2001 and determined that goodwill is not impaired.

Amortization of goodwill for the three months ended September 30, 2001 was $7 million and for the nine months ended September 30, 2001 was $19 million. Adoption of this standard has resulted in a $7 million decrease in expenses for the three months ended September 30 and a $19 million decrease in expenses for the nine months ended September 30 as goodwill was not amortized in 2002. Excluding the goodwill expense, the shareholders’ net income for the three months ended September 30, 2001 would have been $98 million and for the nine months ended September 30, 2001 would have been $323 million, resulting in an increase in both basic and diluted earnings per share of $0.04 and $0.12, respectively.

(b)	Other Changes

(i)	Valuation of invested assets held for the general fund

In the third quarter of 2002, the Company changed the application of the rate used for the moving average market method for stocks and real estate portfolios in accordance with the requirements of the Office of the Superintendent of Financial Institutions, Canada. The fair value adjustment of the difference between the carrying value and period-end fair value and the amortization of net realized gains and losses have been changed from 15% per annum to 5% per quarter for stocks and from 10% per annum to 3% per quarter for real estate. The Company has adopted this change in estimate in the third quarter on a prospective basis. The impact of this change on these interim Consolidated Financial Statements was not material.

Canada Life Financial Corporation — Third Quarter Report 2002          14

3.	NON-CONTROLLING INTEREST IN SUBSIDIARY

On March 14, 2002, Canada Life Capital Trust (CLCT), a trust established under the laws of Ontario by The Canada Trust Company and administered by The Canada Life Assurance Company (CLA), issued $450 million of non-voting Canada Life Capital Securities (CLiCS). CLCT issued $300 million of non-voting CLiCS — Series A and $150 million of non-voting CLiCS — Series B which qualify as Tier 1 capital for Canadian regulatory purposes. Holders of the CLiCS — Series A and CLiCS — Series B will be entitled to receive semi-annual, non-cumulative fixed cash distributions of $33.395 and $37.645 per $1,000 of CLiCS respectively, representing respective annual yields of 6.679% and 7.529% of the $1,000 initial issue price, payable out of CLCT’s net distributable funds. Subject to regulatory approval, CLCT may redeem any series of CLiCS, in whole or in part, at any time on or after September 30, 2007, and in certain limited circumstances, may also redeem all but not less than all of the CLiCS prior to September 30, 2007. The holders of the CLiCS will have the right at any time to surrender each $1,000 face amount of CLiCS and to receive from CLCT in exchange, in the case of CLiCS - Series A, 40 newly issued CLA Class A Shares Series 2, or in the case of CLiCS — Series B, 40 newly issued CLA Class A Shares Series 4, subject to compliance with the declaration of trust governing CLCT.

Pursuant to the share exchange agreement, the Company and CLA agreed that if CLCT fails to pay on any regular distribution date the required cash distributions on the CLiCS in full, CLA would not pay dividends on any of its public preferred shares that may be outstanding. If there are no public preferred shares of CLA outstanding, the Company will not pay dividends on any of its preferred and common shares. As at September 30, 2002, CLA did not have any public preferred shares outstanding. In each case, the ability to restart distributions on the CLiCS and dividend payments to the public depends on the resumption of dividend payments on the CLA Class A Shares Series 1.

In addition, as long as any CLiCS are outstanding, and provided that CLA does not have outstanding public preferred shares, the Company will not declare or pay dividends on outstanding preferred and common shares unless CLA has declared and paid a dividend on the CLA Class A Shares Series 1.

The non-controlling interest in subsidiary on the Consolidated Balance Sheets consists of $450 million in CLiCS issued by CLCT.

4.	SHARE CAPITAL

(a)	Authorized:

(i)	Preferred shares

There is an unlimited number of authorized non-voting preferred shares without nominal or par value, issuable in series. The Company’s by-laws authorize the Board of Directors, prior to the issue of any series of preferred shares, to fix the number of shares in, and to designate the rights, privileges, restrictions and conditions of each series, subject to the provisions of the Company’s by-laws and the Insurance Companies Act (Canada)

(ii)	Common shares

There is an unlimited number of authorized voting common shares without nominal or par value.

(b)	Issued and outstanding:

As at September 30
(in millions)	2002		2001

	Number of	Share	Number of	Share
	shares	value	shares	value

Preferred shares
Balance, beginning and end of period	6.0	$145	—	$—

Common shares
Balance, beginning and end of period	160.4	$317	160.4	$317

Canada Life Financial Corporation — Third Quarter Report 2002          15

5.	STOCK-BASED COMPENSATION

In 2001, the Company introduced a directors share purchase plan, a deferred stock unit plan, and an employee stock purchase plan. Information concerning these plans, in addition to the stock option plan, is included in note 14 to the Consolidated Financial Statements included in the 2001 Annual Report.

A summary of the Company’s outstanding stock options is as follows:

For the nine months ended September 30	2002		2001

	Number of	Weighted average	Number of	Weighted average
	stock options	exercise price	stock options	exercise price

Outstanding, beginning of period	2,046,410	$39.86	962,046	$36.95
Granted	1,054,762	43.10	1,107,339	42.22
Exercised	9,679	36.95	—	—
Forfeited	108,219	40.32	51,953	39.61

Outstanding, end of period	2,983,274	$40.99	2,017,432	$39.77
Exercisable, end of period	546,218	$39.88	48,000	$36.95

Available for grant	5,007,047		5,982,568

The stock options outstanding and exercisable as at September 30, 2002, by exercise price, were as follows:

	Options outstanding			Options exercisable

		Weighted average
		remaining	Weighted		Weighted
	Number of	contractual life	average	Number of	average
Range of exercise prices	stock options	(years)	exercise price	stock options	exercise price

$34.05 to $38.55	877,946	8.12	$36.93	246,017	$36.95
$38.56 to $43.06	1,068,085	8.39	$42.24	300,201	$42.28
$43.07 to $47.57	1,037,243	9.36	$43.15	—	—

	2,983,274		$40.99	546,218	$39.88

Under the fair value method of accounting for stock options, the fair value is estimated at the grant date and the total fair value of the stock options is amortized over the vesting periods as compensation expense. The weighted average fair value of stock options at the grant date for the nine months ended September 30, 2002 was estimated to be $14.04 per stock option using the Black-Scholes option pricing model. The pricing model assumes the following weighted average information: risk-free interest rate of 5%, an expected life of seven years, an expected common share volatility of 24.4% and an expected dividend yield of 1.20%. Had the Company used the fair value method to measure compensation, the common shareholders’ net income, earnings per common share and diluted earnings per common share for the three months ended September 30, 2002 would have been reduced by $2 million, $0.01 and $0.01, respectively, and for the nine months ended September 30, 2002, would have been reduced by $5 million, $0.03 and $0.03, respectively.

The Company recognizes compensation expense for those stock options that have been awarded SARs in tandem based on the excess of the market value over the exercise price. The Company expects the SARs to be settled in cash and, therefore, accrues compensation expense on SARs over the vesting period equal to the excess of quoted market price at the balance sheet date over the exercise price.

Total compensation expense, included in general expenses on the Consolidated Statements of Net Income, for the three and nine months ended September 30, 2002 was not material.

Canada Life Financial Corporation — Third Quarter Report 2002          16

6.	SEGMENTED INFORMATION

The Company is a diversified international life insurance enterprise offering a wide range of protection and wealth management products to individuals and groups, through operating divisions in Canada, the United Kingdom, the United States, the Republic of Ireland, and an International and Reinsurance Division. In addition, there is a corporate group that manages invested assets, provides certain administrative services for the operating divisions and is responsible for capital management.

					International
		United	United	Republic	and
For the three months ended September 30	Canadian	Kingdom	States	of Ireland	Reinsurance	Corporate
(in millions of Canadian dollars)	Division	Division	Division	Division	Division	Division	Total

2002
GENERAL FUND
Revenues
Premiums	$541	$422	$459	$38	$101	$—	$1,561
Net investment income	209	74	175	12	17	9	496
Fee and other income	43	65	2	20	1	—	131

	793	561	636	70	119	9	2,188

Expenditures
Payment to policyholders and beneficiaries	501	322	461	21	69	—	1,374
Increase in actuarial liabilities	83	126	73	3	17	—	302
General expenses, commissions, premium and other taxes and interest expense	132	69	72	40	31	16	360

	716	517	606	64	117	16	2,036

Net income (loss) before income tax provision (recovery)	77	44	30	6	2	(7)	152
Income tax provision (recovery)	30	—	10	—	(1)	(3)	36

Net income (loss) including participating policyholders’ net income (loss)	47	44	20	6	3	(4)	116
Participating policyholders’ net income (loss)	—	—	(1)	1	—	—	—

Shareholders’ net income (loss)	$47	$44	$21	$5	$3	$(4)	$116

SEGREGATED FUNDS
Deposits	$249	$370	$67	$176	$—	$—	$862

2001
GENERAL FUND
Revenues
Premiums	$457	$269	$450	$78	$81	$—	$1,335
Net investment income	216	40	169	—	17	10	452
Fee and other income	46	51	4	14	2	—	117

	719	360	623	92	100	10	1,904

Expenditures
Payment to policyholders and beneficiaries	476	247	424	20	80	—	1,247
Increase in actuarial liabilities	38	20	112	36	11	—	217
General expenses, commissions, premium and other taxes, interest expense and goodwill	119	64	71	16	27	10	307

	633	331	607	72	118	10	1,771

Net income (loss) before income tax provision (recovery)	86	29	16	20	(18)	—	133
Income tax provision (recovery)	37	1	3	5	(7)	—	39

Net income (loss) including participating policyholders’ net income (loss)	49	28	13	15	(11)	—	94
Participating policyholders’ net income (loss)	1	—	(1)	2	1	—	3

Shareholders’ net income (loss)	$48	$28	$14	$13	$(12)	$—	$91

SEGREGATED FUNDS
Deposits	$307	$513	$12	$84	$1	$—	$917

Canada Life Financial Corporation — Third Quarter Report 2002          17

					International
		United	United	Republic	and
For the nine months ended September 30	Canadian	Kingdom	States	of Ireland	Reinsurance	Corporate
(in millions of Canadian dollars)	Division	Division	Division	Division	Division	Division	Total

2002
GENERAL FUND
Revenues
Premiums	$1,478	$1,080	$1,351	$105	$277	$—	$4,291
Net investment income	649	251	531	38	49	36	1,554
Fee and other income	137	174	15	74	4	—	404

	2,264	1,505	1,897	217	330	36	6,249

Expenditures
Payment to policyholders and beneficiaries	1,512	757	1,314	61	187	—	3,831
Increase in actuarial liabilities	121	431	262	24	31	—	869
General expenses, commissions, premium and other taxes and interest expense	403	187	210	102	95	44	1,041

	2,036	1,375	1,786	187	313	44	5,741

Net income (loss) before income tax provision (recovery)	228	130	111	30	17	(8)	508
Income tax provision (recovery)	88	15	38	5	3	(7)	142

Net income (loss) including participating policyholders’ net income (loss)	140	115	73	25	14	(1)	366
Participating policyholders’ net income (loss)	—	—	(1)	1	—	—	—

Shareholders’ net income (loss)	$140	$115	$74	$24	$14	$(1)	$366

Total assets	$14,181	$9,019	$11,102	$1,162	$1,199	$—	$36,663

SEGREGATED FUNDS
Deposits	$1,019	$1,142	$138	$495	$1	$—	$2,795
Total assets	$7,038	$10,279	$629	$2,826	$4	$—	$20,776

2001
GENERAL FUND
Revenues
Premiums	$1,407	$773	$1,273	$295	$238	$—	$3,986
Net investment income	688	255	512	39	48	33	1,575
Fee and other income	129	158	12	42	3	—	344

	2,224	1,186	1,797	376	289	33	5,905

Expenditures
Payment to policyholders and beneficiaries	1,527	698	1,304	80	193	—	3,802
Increase in actuarial liabilities	86	175	223	178	28	—	690
General expenses, commissions, premium and other taxes, interest expense and goodwill	387	207	203	80	73	28	978

	2,000	1,080	1,730	338	294	28	5,470

Net income (loss) before income tax provision (recovery)	224	106	67	38	(5)	5	435
Income tax provision (recovery)	101	14	18	10	(4)	2	141

Net income (loss) including participating policyholders’ net income (loss)	123	92	49	28	(1)	3	294
Participating policyholders’ net income (loss)	—	—	(12)	1	1	—	(10)

Shareholders’ net income (loss)	$123	$92	$61	$27	$(2)	$3	$304

Total assets	$13,989	$7,288	$10,710	$1,500	$839	$—	$34,326

SEGREGATED FUNDS
Deposits	$1,080	$1,515	$31	$363	$1	$—	$2,990
Total assets	$7,252	$10,246	$680	$1,911	$4	$—	$20,093

7.	SUBSEQUENT EVENT

On October 1, 2002 the Company completed its agreement with Royal & SunAlliance Insurance Group plc to acquire its group life and long term disability insurance business in the United Kingdom. Effective October 1, 2002, the Company reinsured the group insurance risks. Formal transfer of the business will occur after court approval, expected in mid-2003. This acquisition has a purchase price of approximately $150 million.

Canada Life Financial Corporation — Third Quarter Report 2002          18

Supplementary Financial and Other Information — Unaudited

As at or for the three months ended	September 30	June 30	March 31	December 31	September 30
(in millions of Canadian dollars except per share and percentage amounts)	2002	2002	2002	2001	2001

PERFORMANCE MEASURES
Common shareholders’ net income	$114	$125	$120	$38	$91
Basic earnings per common share	$0.71	$0.78	$0.75	$0.23	$0.57
Book value per common share	$22.64	$21.04	$20.59	$20.19	$20.10
Dividend per common share	$0.15	$0.15	$0.15	$0.13	$0.13
Dividend per preferred share	$0.390625	$0.390625	$0.398116	$—	$—
Return on common shareholders’ equity — last 12 months	11.6%	11.7%	11.5%	11.1%	13.2%
Return on common shareholders’ equity — annualized	13.1%	15.0%	14.6%	4.6%	11.7%

PREMIUMS, PREMIUM EQUIVALENTS AND NEW DEPOSITS
General fund premiums	$1,561	$1,413	$1,317	$1,372	$1,335
Segregated funds deposits	862	1,028	905	838	917
ASO premium equivalents and other deposits	389	598	614	505	499

	$2,812	$3,039	$2,836	$2,715	$2,751

ASSETS UNDER ADMINISTRATION
General fund	$36,663	$35,241	$34,849	$34,951	$34,326
Segregated funds	20,776	21,929	23,005	22,090	20,093

	57,439	57,170	57,854	57,041	54,419
Other assets	7,725	8,279	8,669	8,384	8,187

	$65,164	$65,449	$66,523	$65,425	$62,606

DEBT AND CAPITALIZATION
Subordinated debentures	$550	$550	$550	$550	$550
Canada Life Capital Securities	450	450	450	—	—
Participating policyholders’ equity	43	41	42	40	34
Share capital
Preferred shares	145	145	145	145	—
Common shares	317	317	317	317	317
Retained earnings	3,314	3,058	2,986	2,921	2,907

Total equity	$3,819	$3,561	$3,490	$3,423	$3,258

MCCSR ratio	214%	212%	213%	191%	184%
Debt and preferred share capital to total capital ratio	23.8%	25.2%	25.6%	17.6%	14.4%

COMMON STOCK PERFORMANCE
“CL” — Toronto Stock Exchange High	$37.40	$40.89	$44.64	$47.00	$47.91
Low	$30.56	$35.82	$37.50	$39.10	$38.10
Close	$31.95	$37.20	$40.00	$44.28	$44.85
“CLU” — New York Stock Exchange (U.S. Dollars)
High	$24.57	$26.40	$27.83	$29.98	$31.26
Low	$19.34	$23.31	$23.73	$24.98	$24.85
Close	$20.19	$24.57	$25.15	$27.75	$28.38

Canada Life Financial Corporation — Third Quarter Report 2002          19

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Information

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company, founded in 1847, and is traded on the Toronto Stock Exchange under the symbol “CL” and the New York Stock Exchange under the symbol “CLU”. Canada Life Financial Corporation has total consolidated assets under administration in excess of $65 billion. Headquartered in Toronto, Canada, the Company operates principally in Canada, the United Kingdom, the United States, the Republic of Ireland, and in numerous other countries.

Corporate Address:	Investor Relations:	Corporate Communications:
Canada Life Financial Corporation	Brian Lynch	Ardyth Percy-Robb
330 University Avenue	Vice-President, Investor Relations	Corporate Communications
Toronto, Ontario, Canada M5G 1R8	330 University Avenue	Vice-President
Phone: 416-597-1456	Toronto, Ontario, Canada M5G 1R8	330 University Avenue
Website: www.canadalife.com	Phone: 416-597-1440 (ext. 6693) or	Toronto, Ontario, Canada M5G 1R8
	416-204-2381	Phone: 416-597-1440 (ext. 6104)
	E-mail: investor_relations@canadalife.com	E-mail: info@canadalife.com

Shareholder Information

Canada Life Financial Corporation hosts a Third Quarter Earnings Results Conference Call at 3:00 p.m. November 6, 2002, Toronto time. Members of the media are welcome to audit the call. In Toronto, the number is 416-695-5806. Toll free, North America, the number is 800-273-9672. Participants are asked to provide their name, location and organization to the operator. A playback of this call is available after 5:00 p.m. November 6, 2002, Toronto time until midnight, Toronto time on November 13, 2002 at 416-695-5800 (Passcode: 1140083) or toll free in North America at 800-408-3053 (Passcode: 1140083).

The call is also made available to listeners live over the internet through Canada Life’s website. Go to www.canadalife.com/Investor and click on “Presentations”. This web cast is archived and available on the website.

Shareholder Services:

Any inquiries regarding change of address, shareholder dividends, change in registration of shares, or any other shareholder administration issues should be directed to our transfer agent.

Transfer agent:

Canada	United Kingdom	United States	Republic of Ireland
Computershare Trust Company of Canada 100 University Ave. 9th Floor Toronto, Ontario M5J 2Y1 Phone: 1-888-284-9137	Computershare Investor Services PLC The Pavilions, Bridgwater Road, Bristol, England BS99 7NH Phone: 0870-702-0164	Computershare Investor Services, LLC P.O. Box A3504 Chicago, Illinois 60690-3504 Phone: 1-888-284-9137	Computershare Investor Services (Ireland) Ltd. Heron House, Corrig Road, Sandy Ford Industrial Estates, Dublin 18 Phone: 01-216-3100

E-mail: canadalife@computershare.com	E-mail: canadalife@computershare.com	E-mail: webqueries@computershare.com	E-mail: canadalife@computershare.com

Canada Life Financial Corporation — Third Quarter Report 2002          20